February 24, 2025

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Attn:	Lauren Pierce
Jan Woo

Re:	STAK Inc.
Registration Statement on Form F-1, as amended
File No. 333-283258

Ladies and Gentlemen:

As representative of the several underwriters of the proposed offering of ordinary shares of STAK Inc. (the “Company”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness at 5:00 p.m., Eastern Time, on Tuesday, February 25, 2025, or as soon thereafter as possible.

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Sincerely,

Kingswood Capital Partners, LLC

By:	/s/ Brian Herman
Name:	Brian Herman
Title:	Senior Managing Director

[Signature Page to Acceleration Request]